SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549



                                  FORM 11-K

(Mark One)

  [X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    For the Plan year ended December 31, 1999


                                     OR


  [ ]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934


   For the Transition Period from _________________ to _________________


                         Commission file number 1-3523



                               A.  Full title of the Plan:

                                   WESTERN RESOURCES, INC.
                                   EMPLOYEES' 401(k) SAVINGS PLAN

                               B.  Name of issuer of the securities held
                                   pursuant to the plan and the address
                                   of its principal executive office:

                                   WESTERN RESOURCES, INC.
                                   818 Kansas Avenue
                                   Topeka, Kansas  66612
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            WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                     Report of Independent Public Accountants



To the Investment and Benefits Committee of
Western Resources, Inc. Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN (the Plan), as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Kansas City, Missouri,
June 16, 2000
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           WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                         DECEMBER 31, 1999 AND 1998



                                            1999                1998
ASSETS

Investments (See Note 3)                 $311,056,169        $297,681,831

Interest and Dividends Receivable           1,048,352             712,136

    Total Assets                          312,104,521         298,393,967

LIABILITIES

Accounts Payable                              165,122                -

NET ASSETS AVAILABLE FOR BENEFITS        $311,939,399        $298,393,967

              The accompanying notes to financial statements
                 are an integral part of these statements.
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            WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                             1999                 1998
ADDITIONS:
INVESTMENT INCOME-
  Net Appreciation (Depreciation)in
  Fair Value of Investments              $ (9,483,118)        $    709,357
  Interest                                  3,879,234            5,427,406
  Dividends                                22,311,206           15,189,930

      Total Investment Income              16,707,322           21,326,693

CONTRIBUTIONS:
  Participant                              10,619,755           10,839,602
  Employer                                  2,991,283            3,154,108
  Rollover                                    338,278               61,002

      Total Contributions                  13,949,316           14,054,712

      Total Additions                      30,656,638           35,381,405

DEDUCTIONS:
  Benefits Paid to Participants            17,083,036           15,672,209
  Other                                        28,170               45,168

      Total Deductions                     17,111,206           15,717,377

TRANSFERS TO OTHER PLANS                        -             (109,158,738)

NET INCREASE (DECREASE)                    13,545,432          (89,494,710)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                     298,393,967          387,888,677
    End of year                          $311,939,399         $298,393,967

                The accompanying notes to financial statements
                    are an integral part of these statements.

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             WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


(1) PLAN DESCRIPTION:

The following brief description of the Western Resources, Inc. (the Company)
Employees' 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

      (a) General--The Plan is a defined contribution plan, designed to assist eligible employees in establishing a regular savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      (b) Contributions--Participants of the plan are allowed to make tax deferred contributions of between 1 percent and 14 percent of earnings subject to certain Internal Revenue Code limits. In addition to or instead of pretax cash contributions, participants can elect to make after-tax contributions of between 1 percent and 4 percent of earnings.
      Contributions up to the first 6 percent of a participant's earnings are matched 50 percent by the Company. The matching Company contribution may be made in either cash or in Western Resources, Inc. common stock. If company matching contributions are made in the form of Company stock such contributions may not be transferred to other investment funds.
      Participants are fully vested in all contributions and earnings thereon.
      The Plan allows rollover contributions into the Plan.

      Active participants were allowed to make additional contributions each quarter to meet the maximum contribution percentage based on their annual compensation. These contributions are considered in determining matching employer contributions. Matching employer contributions are suspended for a period of six months in the event that a participant withdrew money from after-tax and/or company-match accounts.

      Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant's beneficiaries in accordance with plan terms.

      (c) Participant Accounts--A separate account is maintained for each participant.  Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee.  Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and plan expenses are made when such amounts are earned or incurred.
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      (d) Loans to Participants--Participants are permitted to borrow a specified portion of the balance in their individual account.  Loan interest rates and terms are established by the Investment and Benefits
      Committee and all loans must be approved by that Committee.  Loans are evidenced by promissory notes payable to the Plan over 1 to 5 years for general purpose loans and up to 30 years for principle residence loans, provided the age criteria is met.

      (e) Tax Status--The Plan obtained its latest determination letter on May 15, 1996, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

      (f) Plan Termination--Although it has not expressed an intent to do so, the Company is free to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, all participant accounts remain fully vested.

(2) SIGNIFICANT ACCOUNTING POLICIES:

      (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.

      (b) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United
      States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (c)Administrative Expenses--All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.

      (d) Investment Valuation--The Plan's investments are stated at fair value except for its investment contracts, which are valued at contract value which approximate market as determined by the custodian. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

(3) INVESTMENTS:

The following investments represent over 5% of net assets available for benefits at December 31:
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                                            1999                 1998

     Vanguard Windsor Fund              $ 72,956,350         $ 75,724,206
     Western Resources, Inc.
       Common Stock Fund*                 35,261,477*          44,549,846*
     Fidelity Magellan Fund               50,206,306           40,652,666
     Vanguard PRIMECAP Fund               40,840,917           27,232,014
     Vanguard 500 Index Fund              24,950,306           19,369,245
       *Nonparticipant-directed

The net appreciation (depreciation) in fair value of investments included in the statement of changes in net assets available for plan benefits for the year ended December 31, 1999, consisted of the following:

     Fidelity Magellan Fund             $ 5,648,458
     Vanguard 500 Index Fund              3,901,348
     Vanguard International Growth Fund     391,108
     Vanguard PRIMECAP Fund               8,669,131
     Vanguard Total Bond Market
           Index Fund                      (104,947)
     Vanguard Wellington Fund              (643,711)
     Vanguard Windsor Fund               (1,057,370)
     Western Resources, Inc.
          Common Stock Fund             (26,317,135)
     Net Depreciation in Fair
           Value of Investments         $(9,483,118)

(4) INVESTMENT CONTRACTS WITH INSURANCE COMPANIES:

The Plan has entered into investment contracts with several insurance companies. Each insurance company maintains contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the accompanying statements of net assets available for benefits at contract value as reported to the Plan by the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The crediting interest rate of the investment contracts ranged from 5.5 percent to
7.2 percent as of December 31, 1999 and 5.5 percent and 7.1 percent as of December 31, 1998.

(5) PARTICIPANT-DIRECTED FUND INVESTMENTS:

The Accounting Standards Executive Committee issued Statement of Position 99-3
"Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP) which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate participant directed fund investment program disclosures.
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(6) NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments is as follows at December 31:


                                                  1999
     Net Assets:

          Western Resources, Inc.
               Common Stock Fund                $742,519

     Changes in Net Assets Available for Benefits:

          Net Depreciation                      (270,248)
          Dividends                               39,267
          Contributions                         $983,288
          Disbursements & Transfers to
              participant-directed investments    (9,788)
                                                $742,519


(7) ONEOK TRANSFER:

Effective November 30, 1997, the Company sold substantially all of its gas operations to ONEOK, Inc., in exchange for a 45-percent ownership interest in
ONEOK, Inc.  On November 30, 1997, employees who were participants in Western
Resources, Inc. Employees' 401(k) Savings Plan, as amended, became participants in the ONEOK, Inc. KGS 401(k) Thrift Plan (the ONEOK Plan).  At
July 31, 1998, the fair market value of those employees' accounts under the
Western Resources Inc. Employees' 401(k) Savings Plan, were transferred to the
ONEOK Plan.  At July 31, 1998, the fair market value of the assets transferred to the ONEOK Plan were $109,158,738.
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             WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

        Part IV-Line 4i- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                As of DECEMBER 31, 1999

                                    Number                           Current
    Description                     Of Units           Cost           Value

AIG Life, investment
  contract #944                    3,156,564       $3,156,564      $3,156,564


AIG Life, investment
  contract #1076                   2,051,703        2,051,703       2,051,703


Allstate Life Insurance Company,
 investment contract #6148         3,029,070        3,029,070       3,029,070



Deutsche Bank, investment
  contract #1 general account      3,346,174        3,346,174       3,346,174


Deutsche Bank, investment
  contract #2, general account     8,377,359        8,377,359       8,377,359


Life of Virginia, investment
  contract #GS3115                 3,638,267        3,638,267       3,638,267


Natwest Markets Sam, investment
  contract #185A                   7,085,594        7,085,594       7,085,594


New York Life Insurance Company,
  investment contract #30309       3,027,162        3,027,162       3,027,162


Principal Mutual Life Insurance
 Company, investment contract
 #418026-2                         3,000,570        3,000,570       3,000,570
Union Bank of Switzerland,
 investment contract #2127         4,962,264        4,962,264       4,962,264

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      WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

 Part IV-Line 4i- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            As of DECEMBER 31, 1999


                                     Number                          Current
    Description                     Of Units           Cost           Value

Metropolitan Life Insurance
  Company investment contract
  #20105, general account         7,405,645      $  7,405,645     $  7,405,645

*Vanguard Prime Money Market
  Fund                            9,890,262         9,890,262        9,890,262

*Vanguard Windsor Fund            4,809,252        73,848,782       72,956,350

*Vanguard PRIMECAP Fund             657,982        25,776,057       40,840,917

*Vanguard 500 Index Fund            184,366        16,274,569       24,950,306

*Vanguard Wellington Fund           504,981        13,568,199       14,119,281

*Fidelity Magellan Fund             367,462        33,033,051       50,206,306

*Vanguard International Growth
   Fund                             105,917         1,922,464        2,382,073

*Vanguard Total Bond
   Market Index Fund                131,095         1,305,925        1,253,269

*Western Resources, Inc.
   Common Stock                   2,050,657        50,492,703       34,861,169

*Participant Loans, at interest
   rates ranging from 5.7% to 14%                  10,515,864       10,515,864
      Total Investments                          $285,708,248     $311,056,169

*Investment with party-in-interest to the Plan.

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            WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

             Part IV-Line 4j- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

   Investment/                       Historical   Current Value     Historical
    Description   Type    Price(1)     Cost      On Trans. Date    Gain (Loss)


    N/A
     Western Resources Common Stock Fd

              Purchases $20,848,295                  $20,848,295
                  Sales   4,107,406   $4,128,951       4,107,406     $(21,545)



  (1) Amounts shown in this column are costs of purchases or proceeds from sales.

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                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Western Resources Inc. Employees' 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


WESTERN RESOURCES, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

By:

       Signature                    Title                      Date


William B. Moore                    Chairman                June 26, 2000



Bruce A. Akin                       Member                  June 26, 2000



Carl M. Koupal, Jr.                 Member                  June 26, 2000



Richard D. Terrill                  Member                  June 26, 2000





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                              EXHIBIT INDEX


Exhibit
Number                  Description of Documents                    Page

   23                   Consent of Independent Public Accountants
                        (filed electronically)
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